Exhibit 99.1
NOTE: The attached presentation was prepared in December 2009 and provided to certain holders of Satmex’s outstanding senior secured notes in connection with discussions with such holders regarding various strategic alternatives being explored by Satmex in late 2009 and early 2010 and are being filed with the U.S. Securities and Exchange Commission pursuant to the terms of certain non-disclosure agreements with such holders. Such materials have not been updated to reflect events subsequent to December 2009, including but not limited to (1) the XIPs failure experienced by Satmex’s Satmex 5 satellite in January 2010 and (2) the entry into the stock purchase agreement for the sale of all shares of Satmex to EchoStar. The presentation was supplemented in February 2010 solely to update the description of the draft stock purchase agreement with EchoStar, which description was superseded by the Stock Purchase Agreement, dated February 26, 2010, among Satmex, the Sellers, EchoStar, and for certain limited purposes, EchoStar Corporation.

Creditor Presentation Disclosure Materials December 2009

Legal Disclaimer
The information contained in the attached document should not be construed as official information. On the contrary, it is a result of several assumptions that may vary from time to time, and is subject to numerous risks and uncertainties, including intense competition in the satellite industry, the vulnerability of in-orbit satellites, rapid technological changes in the satellite industry, our dependence on the satellite industry for most of our revenues, our ability to obtain additional financing, the fluctuation of exchange rates, behavior of the Company’s client portfolio, changes in local or global economies, professional fees and any other risks and uncertainties that may alter the referred information. In such respect, none of Satmex, its directors, officers, employees, counsels or advisors, accepts any liability, direct or indirect, from the use of the attached document or its content or otherwise arising in connection therewith. We caution you that the Company’s performance is not guaranteed by the information contained herein. Additionally, all materials included herein contain non-binding information provided for discussion purposes only and nothing contained herein represents an offer to purchase or sell any securities.

Superseded by the Stock Purchase Agreement, dated February 26, 2010, among Satmex, Deutsche Bank Mexico, S.A., Institucion de Banca Multiple, Division Fiduciaria, solely and exclusively as trustee in the Irrevocable Administration Trust Agreement No. F/589 dated November 28, 2006, Nacional Financiera, S.N.C., Institucion de Banca de Desarrollo, Direccion Fiduciaria, solely and exclusively as trustee in the Irrevocable Administration Trust Agreement No. 80501 dated November 28, 2006, EchoStar Satellite Acquisition L.L.C., a limited liability company organized under the laws of Colorado, and for certain limited purposes, EchoStar Corporation, a Nevada corporation.

Available Capacity As of Nov 30, 2009 Equivalent Txdrs (36 MHz)
Total Available Capacity (1)
(1) Considers the total occupation and reserved capacity

Cost Statement
· Based on Management’s best estimates and current market conditions, Satmex’s current cost structure is not expected to change materially

Illustrative Satmex 8/5R Construction Schedule
· New satellite construction is subject to a comprehensive restructuring of the Company’s existing indebtedness, as well as committed financing to provide the necessary funding to construct, launch and insure a new satellite
· The illustrative construction schedule below is based on Management’s best estimates in light of current market conditions and assumes the following satellite configuration:
· 24.0 C-Band transponders
· 24.0 Ku-Band transponders
SATMEX 8/5R PROJECTED COSTS
Launch Launch Control Total Cost Construction Vehicle Insurance Center Other Per Quarter
Quarter 1 $14.0 $0.0 $0.0 $0.4 $0.4 $14.8 Quarter 2 14.1 0.0 0.0 0.2 0.6 14.9 Quarter 3 20.4 0.0 0.0 0.4 0.6 21.4 Quarter 4 25.2 0.0 0.0 0.0 0.6 25.8 Quarter 5 23.8 22.0 0.0 0.7 0.6 47.1 Quarter 6 18.8 0.0 0.0 0.5 0.6 20.0 Quarter 7 11.0 38.5 0.0 0.0 0.6 50.1 Quarter 8 6.1 0.0 0.0 0.9 0.6 7.6 Quarter 9 3.1 38.5 38.6 0.4 0.6 81.3 Quarter 10 5.5 11.0 2.0 0.0 0.4 19.0 LAUNCH> Quarter 11 15.7 0.0 0.0 0.1 0.4 16.2 Total $157.7 $110.0 $40.7 $3.5 $6.2 $318.1

Illustrative Satmex 8/5R Capacity Utilization
· The illustrative capacity utilization build-up below is based on Management’s best estimates and current market conditions and assumes the following satellite construction and launch schedule:
· Begin construction in Q2 of 2010 with expected launch in Q3 of 2012
· Revenue generation begins in Q1 of 2013
Projected Fiscal Year Ending December 31, (US$ millions; unless otherwise noted) 2009E 2010E 2011E 2012E 2013E 2014E 2015E 2016E 2017E SATMEX 8 Total Transponders
C-Band — — — — 24.0 24.0 24.0 24.0 24.0 Ku-Band — — — — 24.0 24.0 24.0 24.0 24.0 Total Transponders — — — — 48.0 48.0 48.0 48.0 48.0
Available Transponders for Permanent Use
C-Band — — — — 22.0 22.0 22.0 22.0 22.0 Ku-Band — — — — 23.0 23.0 23.0 23.0 23.0 Total Available Transponders — — — — 45.0 45.0 45.0 45.0 45.0
Average Utilization of Available Transponders
C-Band — — — — 88.5% 92.8% 95.0% 95.0% 95.0% Ku-Band — — — — 95.5% 96.0% 97.5% 98.0% 98.0% Weighted Average Utilization — — — — 92.1% 94.4% 96.3% 96.5% 96.5%
Average Number of Transponders Utilized
C-Band — — — — 19.2 20.2 20.8 20.8 20.8 Ku-Band — — — — 21.9 22.0 22.4 22.5 22.5 Total Average Number of Utilized Transponders — — — — 41.1 42.3 43.2 43.3 43.3

Illustrative Satmex 5 Capacity Utilization
· The illustrative capacity utilization build-up below is based on Management’s best estimates and current market conditions and assumes the following maneuvers:
· Satmex 8/5R begins revenue generation in Q1 2013, while Satmex 5 is transferred to 114.9°W
· Satmex 5 is used to sell occasional service capacity for the remaining 11 months of its design life
Projected Fiscal Year Ending December 31, (US$ millions; unless otherwise noted) 2009E 2010E 2011E 2012E 2013E 2014E 2015E 2016E 2017E SATMEX 5 Total Transponders
C-Band 24.0 24.0 24.0 24.0 24.0 — — — —Ku-Band 24.0 24.0 24.0 24.0 24.0 — — — —Total Transponders 48.0 48.0 48.0 48.0 48.0 — — — —
Available Transponders for Permanent Use
C-Band 21.4 22.0 22.0 22.0 22.4 — — — —Ku-Band 20.0 20.0 20.0 20.0 19.0 — — — —Total Available Transponders 41.4 42.0 42.0 42.0 41.5 — — — —
Average Utilization of Available Transponders
C-Band 85.4% 88.3% 89.8% 90.0% 11.0% — — — —Ku-Band 94.4% 95.0% 97.0% 97.9% 10.0% — — — —Weighted Average Utilization 89.7% 91.5% 93.2% 93.8% 10.5% — — — —
Average Number of Transponders Utilized
C-Band 18.2 19.2 19.5 19.6 2.5 — — — —Ku-Band 18.9 18.8 19.3 19.5 1.9 — — — —Total Average Number of Utilized Transponders 37.1 38.0 38.8 39.1 4.4 — — — —

Illustrative Satmex 7 Construction Schedule
· New satellite construction is subject to a comprehensive restructuring of the Company’s existing indebtedness, as well as committed financing to provide the necessary funding to construct, launch and insure a new satellite
· The illustrative construction schedule below is based on Management’s best estimates in light of current market conditions and assumes the following satellite configuration:
· 24.0 C-Band transponders
· 36.0 Ku-Band transponders
SATMEX 7 PROJECTED COSTS
Launch Launch Control Total Cost Construction Vehicle Insurance Center Other Per Quarter
Quarter 1 $18.8 $0.0 $0.0 $0.4 $0.8 $20.0 Quarter 2 16.2 0.0 0.0 0.2 0.6 17.0 Quarter 3 23.5 0.0 0.0 0.5 0.6 24.5 Quarter 4 29.0 0.0 0.0 0.0 0.6 29.5 Quarter 5 27.4 22.0 0.0 0.8 0.6 50.7 Quarter 6 21.6 0.0 0.0 0.6 0.6 22.8 Quarter 7 13.0 38.5 0.0 0.0 0.6 52.0 Quarter 8 7.0 0.0 0.0 1.0 0.6 8.6 Quarter 9 3.6 38.5 44.0 0.4 0.6 87.0 Quarter 10 6.1 11.0 2.3 0.0 0.4 19.7 LAUNCH> Quarter 11 18.0 0.0 0.0 0.1 0.0 18.2 Total $184.2 $110.0 $46.3 $4.0 $5.6 $350.1

Illustrative Satmex 7 Capacity Utilization
· The illustrative capacity utilization ramp below is based on Management’s best estimates and current market conditions and may change based on various launch assumptions
60.0%
Year 1 Year 2 Year 3 Year 4 Year 5 Year 6 C-Band 70.0% 86.0% 95.0% 95.0% 95.0% 95.0% Ku-Band Continental 75.0% 89.0% 95.0% 95.0% 95.0% 95.0% Ku-Band Lat. Am. 73.0% 88.0% 95.0% 95.0% 95.0% 95.0%
C-Band Ku-Band Continental Ku-Band Lat. Am.

Illustrative Satmex 6 Capacity Utilization

SATMEX

- The illustrative capacity utilization build-up below is based on Management's best estimates and current market conditions

	Projected Fiscal Year Ending December 31,								
(US$ millions; unless otherwise noted)	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E
SATMEX 6									
Total Transponders									
C-Band: NAR	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0
C-Band: SAR	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0
C-Band: Cont	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0
Ku-Band: NAR	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0
Ku-Band: Cont	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0
Total Transponders	60.0	60.0	60.0	60.0	60.0	60.0	60.0	60.0	60.0
Available Transponders for Permanent Use									
C-Band: NAR	11.5	11.8	11.8	11.8	11.8	11.8	11.8	11.8	11.8
C-Band: SAR	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0
C-Band: Cont	9.5	9.5	9.5	9.5	9.5	9.5	9.5	9.5	9.5
Ku-Band: NAR	9.1	9.1	9.1	9.1	9.1	9.1	9.1	9.1	9.1
Ku-Band: Cont	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0
Total Available Transponders	52.1	52.4	52.4	52.4	52.4	52.4	52.4	52.4	52.4
Average Utilization of Available Transponders									
C-Band: NAR	73.1%	80.5%	81.0%	81.0%	82.0%	82.0%	82.0%	82.0%	82.0%
C-Band: SAR	98.8%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
C-Band: Cont	98.3%	98.5%	99.0%	99.0%	99.0%	99.0%	99.0%	99.0%	99.0%
Ku-Band: NAR	95.3%	96.0%	96.0%	96.0%	96.0%	96.0%	96.0%	96.0%	96.0%
Ku-Band: Cont	97.5%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Weighted Average Utilization	92.2%	94.6%	94.8%	94.8%	95.1%	95.1%	95.1%	95.1%	95.1%
Average Number of Transponders Utilized									
C-Band: NAR	8.4	9.4	9.5	9.5	9.6	9.6	9.6	9.6	9.6
C-Band: SAR	11.9	12.0	12.0	12.0	12.0	12.0	12.0	12.0	12.0
C-Band: Cont	9.3	9.3	9.4	9.4	9.4	9.4	9.4	9.4	9.4
Ku-Band: NAR	8.7	8.6	8.6	8.6	8.6	8.6	8.6	8.6	8.6
Ku-Band: Cont	9.8	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0
Total Average Number of Utilized Transponders	48.0	49.3	49.5	49.5	49.6	49.6	49.6	49.6	49.6

11

A N N E X

Assumptions Satmex 8/5R
Satmex 8 / 5R Satmex 8 / 5R Cost Internal Decision for Smx 8 Program Dec-09 Satellite 157,700 Internal RFP (Request for Proposal) Jan-10 Launcher 110,000 Consultant RFP Feb-10 Launch Ins. 40,700 RFP to Satellite Manufacturers Mar-10 GCS 3,500 Smx 8 Decision Apr-10 Others 6,200 SOC (Signing of Contract — Construction) May-10 28 months Launch Campaing Sep-12 1 month Total 318,100 IOT (In-Orbit Testing) Oct-12 1 month Migrations Nov-12 2 month Revenue Generation Jan-13
Orbital Slot 116.8° West Payload Design 24.0 C
24.0 Ku State Reserve 2.0 C
1.0 Ku Available for sale 22.0 C 23.0 Ku

Assumptions Satmex 5
Satmex 5 Upon relocation in 2013, txdr 13 K will be interferred by Sol 2 (L-Band) BOL (Beginning of Life) Dec-98 Design EOL Jan-14
Propellant Margin (years) 3.6 Additional EOL with Propellant Margin Aug-17 Propellant for Re-Location Maneuver 1 month New EOL with Maneuver Jul-17 Orbital Re-Location 114.9° Payload Design 24.0 C
24.0 Ku State Reserve 1.6 C
2.0 Ku Considers Loral Usufructo 3.0 Ku
Available for sale 22.4 C
19.0 Ku Operations on 114.9°W Feb-13

Creditor Presentation Disclosure Materials February 2010

Legal Disclaimer The information contained in the attached document should not be construed as official information. On the contrary, it is a result of several assumptions that may vary from time to time, and is subject to numerous risks and uncertainties, including intense competition in the satellite industry, the vulnerability of in-orbit satellites, rapid technological changes in the satellite industry, our dependence on the satellite industry for most of our revenues, our ability to obtain additional financing, the fluctuation of exchange rates, behavior of the Company’s client portfolio, changes in local or global economies, professional fees and any other risks and uncertainties that may alter the referred information. In such respect, none of Satmex, its directors, officers, employees, counsels or advisors, accepts any liability, direct or indirect, from the use of the attached document or its content or otherwise arising in connection therewith. We caution you that the Company’s performance is not guaranteed by the information contained herein. Additionally, all materials included herein contain non-binding information provided for discussion purposes only and nothing contained herein represents an offer to purchase or sell any securities.

Superseded by the Stock Purchase Agreement, dated February 26, 2010, among Satmex, Deutsche Bank Mexico, S.A., Institucion de Banca Multiple, Division Fiduciaria, solely and exclusively as trustee in the Irrevocable Administration Trust Agreement No. F/589 dated November 28, 2006, Nacional Financiera, S.N.C., Institucion de Banca de Desarrollo, Direccion Fiduciaria, solely and exclusively as trustee in the Irrevocable Administration Trust Agreement No. 80501 dated November 28, 2006, EchoStar Satellite Acquisition L.L.C., a limited liability company organized under the laws of Colorado, and for certain limited purposes, EchoStar Corporation, a Nevada corporation.